UNITED STATES OF AMERICA
                                    Before the
                      SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 83607 / July 9, 2018

ADMINISTRATIVE PROCEEDING
File No. 3-18578

                                                      ORDER INSTITUTING
                                                      ADMINISTRATIVE
PROCEEDINGS
In the Matter of                                      PURSUANT TO SECTION
15B(c)(2) OF
                                                      THE SECURITIES EXCHANGE
ACT OF
    Malachi Financial Products, Inc.,                 1934, MAKING FINDINGS AND
                                                      IMPOSING REMEDIAL
SANCTIONS
Respondent.




                                                I.

        The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative proceedings be, and hereby are, instituted pursuant to
Section 15B(c)(2) of the Securities Exchange Act of 1934 ("Exchange Act") against Malachi
Financial Products, Inc. ("Malachi").

                                                II.

        In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the
Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over him and the subject matter of these proceedings and the findings contained in paragraph III.2 below, which are admitted, Respondent consents to the entry of this Order Instituting Administrative Proceedings Pursuant to Section
15B(c)(2) of the Securities Exchange Act of 1934, Making Findings and Imposing Remedial
Sanctions ("Order"), as set forth below.
                                                III.

        On the basis of this Order and Respondent's Offer, the Commission finds that

        1. From 2005 through at least 2017, Malachi was a municipal advisor. When the
Commission's registration system was established in 2014, Malachi registered with the
Commission and the Municipal Securities Rulemaking Board ("MSRB") as a municipal advisor.
Porter S. Bingham ("Bingham") was the president and sole shareholder of Malachi during this time.

       2. On June 29, 2018, a final judgment was entered by consent against Malachi that, among other things, permanently enjoined it from future violations of Sections 15B(a)(5) and
15B(c)(1) of the Exchange Act and MSRB Rule G-17 in the civil action entitled Securities and
Exchange Commission v. Malachi Financial Products, Inc., et al., Civil Action Number 3:18-
CV-00001, in the United States District Court for the Southern District of Mississippi.

        3. The Commission's complaint alleged that Malachi and Bingham fraudulently overcharged the City of Rolling Fork, Mississippi by $33,000 in May 2015, in connection with providing municipal advisory services with respect to that city's bond offering. The complaint alleged that, to effectuate the fraud, Bingham and Malachi prepared and submitted to the City an invoice, for $33,000, purportedly for additional services that Malachi and Bingham never provided and to which the the City did not agree. The Complaint also alleged that Malachi and
Bingham recommended a municipal securities dealer to the City to underwrite the bond offering, but failed to disclose to the City that a registered representative of the municipal securities dealer had paid Bingham $2,500 only a few weeks earlier.

                                               IV.

       In view of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanctions agreed to in Respondent Malachi's Offer.

        Accordingly, it is hereby ORDERED pursuant to Section 15B(c)(2) of the Exchange Act, that:

        Respondent Malachi's registration as a municipal advisor is hereby revoked.

        By the Commission.

                                                      Brent J. Fields
                                                      Secretary




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